                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ________)*

 Checkfree Corp.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


          Common Stock
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                   162812101
              --------------------------------------------------
                                (CUSIP Number)


David E. Simaitis, One Nationwide Plaza, Columbus, OH 43215  614-249-7618
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    September 27, 1995
              --------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 162812101                                      PAGE  2  OF   6  PAGES
         -----------------                                    ---    -----

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nationwide Mutual Insurance Company
                31-4177100

- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/


- -------------------------------------------------------------------------------
3   SEC USE ONLY



- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        WC

- -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                      / /



- -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION


      Ohio

- -------------------------------------------------------------------------------
                7   SOLE VOTING POWER

 NUMBER OF               3,705,341
  SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH                        0
 REPORTING    -----------------------------------------------------------------
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH
                         3,705,341
              -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                               0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,705,341
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.54%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                           .IC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        INITIAL FILING

ITEM 1. SECURITY AND ISSUER.
- ----------------------------

This statement relates to the common stock class of equity securities of Checkfree Corp., with principal executive offices at 8275 North High Street, Columbus, Ohio 43215

ITEM 2. IDENTITY AND BACKGROUND.
- --------------------------------

(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

                        Directors of Reporting Persons

        Name                            Address                     Principal Occupation
        ----                            -------                     --------------------
Lewis J. Alphin                 519 Bethel Church Road          Farm Owner and Operator
                                Mount Olive, North Carolina
                                28365

Richard D. Crabtree             One Nationwide Plaza            President and Chief
                                Columbus, Ohio 43216            Operating Officer
                                                                Nationwide Mutual
                                                                Insurance Company

Keith W. Eckel                  1647 Falls Road                 Partner Fred W. Eckelsons
                                Clarks Summit, PA 18411         President Eckel Farms Inc.

Willard J. Engel                1100 East Main Street           General Manager, Lyon
                                Marshall, Minnesota 56258       County Cooperative Oil
                                                                Company

Fred C. Finney                  1558 West Moreland Road         Farm Owner and Operator,
                                Wooster, Ohio 44691             Moreland Fruit Farm;
                                                                Operator Melrose Orchard

Charles L. Fuellgraf, Jr.       600 S. Washington Street        Chief Executive Officer,
                                Butler, Pennsylvania 16001      Fuellgraf Electric Company
                                                                Electrical Construction &
                                                                Engineering Services

Henry S. Holloway               1247 Stafford Road              Farm Owner and Operator
                                Darlington, Maryland 21034

D. Richard McFerson             One Nationwide Plaza            President and Chief
                                Columbus, Ohio 43216            Executive Officer,
                                                                Nationwide Insurance
                                                                Enterprise

David O. Miller                 625 Country Club Dr., Apt B6    President, Owen Potato
                                Newark, Ohio 43055              Farm, Inc.; Partner, M&M
                                                                Enterprises

C. Ray Noecker                  2770 State Rte. 674             Farm Owner and Operator
                                Ashville, Ohio 43203

James F. Patterson              8765 Mulberry Road              President, Patterson Farms
                                Chesterland, Ohio 44026         Inc., Vice President
                                                                Pattersons, Inc.

Robert H. Rickel                P.O. Box 15                     Rancher
                                Bayview, Idaho 83803

Arden L. Shisler                2724 W. Lebanon Road            President and Chief
                                Dalton, Ohio 44118              Executive Officer, K&B
                                                                Transport, Inc.

Robert L. Stewart               88740 Fairview Road             Farm Owner and Operator:
                                Jewett, Ohio 43986              Owner and Operator,
                                                                Sunnydale Mining

Nancy C. Thomas                 10235 Georgetown Road, N.E.     Farm Owner and Operator
                                Louisville, Ohio 44641

Harold W. Weihl                 14282 King Road                 Farm Owner and Operator
                                Bowling Green, Ohio 43402

                            Executive Officers of Reporting Persons
                            ---------------------------------------

        Name                            Address                     Principal Occupation
        ----                            -------                     --------------------
D. Richard McFerson             One Nationwide Plaza            President & Chief Executive
                                Columbus, Ohio 43216            Officer Nationwide
                                                                Insurance Enterprise

Galen R. Barnes                 One Nationwide Plaza            President-Nationwide
                                Columbus, Ohio 43216            Insurance Enterprise

Richard D. Crabtree             One Nationwide Plaza            President and Chief
                                Columbus, Ohio 43216            Operating Officer
                                                                Nationwide Mutual
                                                                Insurance Company

Robert A. Oakley                One Nationwide Plaza            Executive Vice President -
                                Columbus, Ohio 43216            Chief Financial Officer

Robert J. Woodward, Jr.         One Nationwide Plaza            Executive Vice President -
                                Columbus, Ohio 43216            Chief Financial Officer

Gorden E. McCutchan             One Nationwide Plaza            Executive Vice President -
                                Columbus, Ohio 43216            Law and Corporate Services
                                                                and Secretary

W. Sidney Druen                 One Nationwide Plaza            Senior Vice President -
                                Columbus, Ohio 43216            General Counsel and
                                                                Assistant Secretary


All of the above named directors, trustees and executive officers of the reporting persons are hereinafter referred to as "Executive Officers."

(c) Inapplicable

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as result thereof, subjected them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Inapplicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

The source of the funds for the purchase of the stock of Checkfree Corp. was from the working capital of Nationwide Mutual Insurance Company. The amount of the purchase price was $2,565,681. No part of the purchase price of the stock of Checkfree Corp. was borrowed.

ITEM 4. PURPOSE OF TRANSACTION.
- -------------------------------

Nationwide Mutual Insurance Company purchased the subject securities strictly for passive investment purposes. There are no other plans or proposals regarding the subject securities which the reporting person may have.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

(a)-(b) As of March 3, 1996 the aggregate number and percentage of the class of the subject securities and the type of voting power attached thereto, is as follows:

        Nationwide Mutual Insurance Company - 3,705,341 - Shares

(c) With its independent working capital, Nationwide Mutual Insurance Company ("Nationwide") acquired, in an amount equal to $2,399,991, 145,454 shares at a price per share of $16.50 of the subject securities on March 17, 1988; in an amount equal to $165,690, 11046 shares at a price per share of $15.00 of the subject securities on December 31, 1988; in a 26.3 to 1 stock split when the subject security went public, on September 27, 1995, Nationwide's holdings of the subject security increased to 4,117,045 shares; Nationwide sold, in a amount equal to 411,704 shares at a price per share of $16.64 per share of the subject security. The first two purchases were made from the subject company and the sale was made through the OTC market.

(d) No person, other than Nationwide Mutual Insurance Company, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
- --------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
- -------------------------

There are no contracts, arrangements or understandings with the person named in Items 1 and 2 of the statement and any other person with respect to any securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 9, 1996           NATIONWIDE MUTUAL INSURANCE COMPANY



                        --------------------------------------
                        John G. Powles
                        Vice President-Affiliate and Subsidiary Investments